Exhibit 99.1
Nomad Foods Reports Fourth Quarter and Full Year 2024 Financial Results and Raises Full-Year 2025 Earnings Outlook

Delivered 9th consecutive year of record-high net sales and Adjusted EBITDA

Full year Adjusted EPS of €1.78

Increases full year 2025 Adjusted EPS guidance to €1.85-€1.89

WOKING, England - March 3, 2025 - Nomad Foods Limited (NYSE: NOMD) (the "Company" or "Nomad Foods"), today reported financial results for the three and twelve-month periods ended December 31, 2024.

Nomad Foods delivered strong results in fiscal year 2024, with accelerated organic sales growth driven by higher volumes, while also achieving robust margin expansion and market share gains. The Company maintained its commitment to shareholder returns, distributing €208 million throughout the year in the form of dividends and shares repurchases. Looking ahead to fiscal year 2025, management expects to maintain this momentum with continued top and bottom-line growth. As previously announced, the Board of Directors approved a 13% increase to the company's 1Q25 cash dividend, reflecting continued confidence in the Company’s strong cash generation and growth prospects.

Key operating highlights and financial performance for the fourth quarter 2024, when compared to the fourth quarter 2023, include:

•Reported revenue increased 4.3% to €793 million
•Organic revenue growth of 3.1% with volume growth of 4.7%
•Adjusted EBITDA up 17.6% to €137 million
•Adjusted EPS rose 31% to €0.42
Key operating highlights and financial performance for the full year 2024, when compared to the full year 2023, include:

•Reported revenue increased 1.8% to €3.1 billion
•Organic revenue growth of 1.0% with volume growth of 1.3%
•Adjusted EBITDA increased 5.6% to €565 million
•Adjusted EPS rose 11% to €1.78
•Adjusted free cash flow of €292 million, representing an adjusted free cash flow conversation of 101%
2025 full year guidance
For the full year 2025, Nomad Foods continues to expect organic revenue growth of 1%-3% and Adjusted EBITDA growth of 2%-4% while meaningfully increasing investment in its products and brands again in 2025. Adjusted EPS is now expected to be €1.85-€1.89, implying growth of 4-6%, versus the prior outlook of €1.81-€1.85. Based on USD/EUR exchange rate as of February 25, 2025, this translates into 2025 Adjusted EPS of $1.94-$1.98. The Company also continues to expect full year adjusted free cash flow conversion of 90% or greater.
Management & Board Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “Our 2024 results demonstrate the impact of our focused brand investments and operational excellence, marking our ninth consecutive year of sales and Adjusted EBITDA growth. The investments we began to make in 2023 took hold and delivered strong returns in 2024, as evidenced by our accelerating volume momentum through the final three quarters and market share gains in each of the last two quarters of the year. Growth can be choppy month-to-month and quarter-to-quarter but the underlying trendline of improvement is evident in our results. We significantly strengthened our innovation engine, increasing our innovation as a percent of sales year-over-year, while executing more impactful merchandising programs that resonated with consumers at point-of-sale. Importantly, we accomplished this while expanding margins through a combination of supply chain productivity initiatives and focused growth investments that yielded healthy mix gains. The strength of our execution this year reflects the dedication of our teams and the power of our brands. As we enter 2025, we’re confident in our proven strategy and capabilities to deliver what would be our 10th consecutive year of sales and Adjusted EBITDA growth."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “As we enter our tenth year as a public company, I have never been more optimistic about the growth potential of Nomad Foods. Over the past nine years we have curated a portfolio of iconic brands in an attractive category while building a high-performing team of top-tier talent. Nomad Foods has become a growth

Exhibit 99.1
advantaged food company as evidenced by its widening top and bottom-line outperformance versus industry peers. We expect this outperformance to continue."
Fourth Quarter of 2024 results compared to the Fourth Quarter of 2023
•Revenue increased 4.3% to €793 million. Organic revenue increase of 3.1% was driven by a 1.6% price/mix decline offset by 4.7% volume growth.
•Gross profit increased 9% to €226 million. Gross margin increased 120 basis points to 28.5% due to a positive product mix performance as we invested behind our core most profitable Must Win Battles, and improved supply chain productivity.
•Adjusted operating expenses decreased 3% to €114 million due to lower A&P as we cycled a sharp increase in 4Q23 and benefited from a more even investment cadence through 2024.
•Adjusted EBITDA increased by 17.6% to €137 million and Adjusted Profit after tax increased 28% to €67 million.
•Adjusted EPS increased 31% to €0.42, reflecting the increase in Adjusted Profit after tax and fewer shares outstanding. Reported Diluted EPS increased 113% to €0.32.

Year Ended 2024 results compared to the Year Ended 2023
•Revenue increased 1.8% to €3.1 billion. Organic revenue increase of 1.0% was driven by a 0.3% decline in price/mix offset by a 1.3% increase in volume.
•Gross profit increased 7% to €918 million. Gross margin increased 140 basis points to 29.6% due to a positive product mix performance as we invested behind our core most profitable Must Win Battles, and improved supply chain productivity.
•Adjusted operating expenses increased 7% to €450 million due to increased A&P, and ongoing investments in capabilities development with some inflationary headwinds.
•Adjusted EBITDA increased 5.6% to €565 million and Adjusted Profit after tax increased 5% to €289 million,.
•Adjusted EPS increased 11% to €1.78, reflecting the increase in Adjusted Profit after tax and fewer shares outstanding. Reported Diluted EPS increased 24% to €1.40.
•The company returned €208 million to shareholders in 2024 in the form of dividends and share repurchase activity. The basic shares outstanding at year-end were 156.1 million; a 4% decrease from year-end 2023.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Monday, March 3, 2025 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-833-816-1430 and international listeners may dial +1-412-317-0522. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10196693.

Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Elaine McCrimmon, Group Corporate Affairs Director
elaine.mccrimmon@nomadfoods.com

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2024 and for comparative purposes, the three and twelve months ended December 31, 2023.

Adjusted financial information for the three and twelve months ended December 31, 2024 and 2023 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and twelve months ended December 31, 2024 and 2023 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 9 to 18, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The Company is unable to reconcile, without unreasonable efforts, Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended December 31, 2024 and December 31, 2023

€ in millions	Three months ended December 31, 2024	Three months ended December 31, 2023
Revenue	793.4	760.8
Cost of sales	(567.5)	(553.1)
Gross profit	225.9	207.7
Other operating expenses	(115.1)	(122.6)
Exceptional items	(19.3)	(18.4)
Operating profit	91.5	66.7
Finance income	4.4	6.2
Finance costs	(34.6)	(26.7)
Net financing costs	(30.2)	(20.5)
Profit before tax	61.3	46.2
Taxation	(9.9)	(21.5)
Profit for the period	51.4	24.7

Basic earnings per share
Weighted average shares outstanding in millions	158.5	163.8
Basic earnings per share in €	0.32	0.15
Diluted earnings per share
Weighted average shares outstanding in millions	159.2	164.4
Diluted earnings per share in €	0.32	0.15

Statements of Profit or Loss (audited)
Twelve months ended December 31, 2024 and December 31, 2023

€ in millions	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Revenue	3,099.8	3,044.5
Cost of sales	(2,182.0)	(2,185.8)
Gross profit	917.8	858.7
Other operating expenses	(461.3)	(445.8)
Exceptional items	(69.5)	(72.5)
Operating profit	387.0	340.4
Finance income	30.1	22.8
Finance costs	(139.2)	(109.6)
Net financing costs	(109.1)	(86.8)
Profit before tax	277.9	253.6
Taxation	(50.8)	(60.9)
Profit for the period	227.1	192.7

Basic earnings per share
Weighted average shares outstanding in millions	161.5	170.6
Basic earnings per share in €	1.41	1.13
Diluted earnings per share
Weighted average shares outstanding in millions	162.2	171.2
Diluted earnings per share in €	1.40	1.13

Nomad Foods Limited As Reported
Statements of Financial Position (audited)
As at December 31, 2024 and December 31, 2023

€ in millions	As at December 31, 2024	As at December 31, 2023
Non-current assets
Goodwill	2,106.1	2,105.0
Intangible assets	2,472.9	2,468.2
Property, plant and equipment	591.1	563.7
Other non-current assets	8.6	7.1
Derivative financial instruments	4.3	0.7
Deferred tax assets	14.7	106.9
Total non-current assets	5,197.7	5,251.6
Current assets
Cash and cash equivalents	403.3	412.9
Inventories	441.5	446.4
Trade and other receivables	334.1	263.4
Current tax receivable	37.6	40.7
Indemnification assets	0.5	0.5
Derivative financial instruments	16.9	1.2
Total current assets	1,233.9	1,165.1
Total assets	6,431.6	6,416.7
Current liabilities
Trade and other payables	829.1	769.8
Current tax payable	226.7	189.5
Provisions	27.1	35.1
Loans and borrowings	26.0	21.4
Derivative financial instruments	14.4	12.2
Total current liabilities	1,123.3	1,028.0
Non-current liabilities
Loans and borrowings	2,151.4	2,113.7
Employee benefits	152.1	158.3
Other non-current liabilities	0.5	0.5
Provisions	2.7	1.4
Derivative financial instruments	46.4	97.8
Deferred tax liabilities	292.7	425.1
Total non-current liabilities	2,645.8	2,796.8
Total liabilities	3,769.1	3,824.8
Net assets	2,662.5	2,591.9
Equity attributable to equity holders
Share capital and capital reserve	1,316.4	1,426.1
Share based compensation reserve	26.2	31.4
Translation reserve	135.3	101.0
Other reserves	(14.9)	(24.6)
Retained earnings	1,199.5	1,058.0
Total equity	2,662.5	2,591.9

Nomad Foods Limited As Reported
Statements of Cash Flows (audited)
For the twelve months ended December 31, 2024 and the twelve months ended December 31, 2023

€ in millions	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Cash flows from operating activities
Profit for the period	227.1	192.7
Adjustments for:
Exceptional items	69.5	72.5
Share based payment expense	8.8	24.1
Depreciation and amortization	96.9	95.0
Loss on disposal and impairment of property, plant and equipment	1.6	1.2
Net finance costs	109.1	86.8
Taxation	50.8	60.9
Operating cash flow before changes in working capital, provisions and exceptional items	563.8	533.2
(Increase)/decrease in inventories	(1.2)	18.8
(Increase)/decrease in trade and other receivables	(75.0)	0.3
Increase in trade and other payables	68.6	42.1
Decrease in employee benefits and other provisions	(4.0)	(3.2)
Cash generated from operations before tax and exceptional items	552.2	591.2
Payments relating to exceptional items	(72.1)	(67.6)
Receipts relating to exceptional items	4.4	—
Tax paid	(49.1)	(92.8)
Net cash flows from operating activities	435.4	430.8
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(80.3)	(82.4)
Interest received	10.2	5.3
Redemption of investments	5.7	0.3
Cash used in investing activities	(64.4)	(76.8)
Cash flows from financing activities
Repurchase of ordinary shares	(118.7)	(170.9)
Dividends paid	(89.2)	—
Payments related to shares withheld for tax	(5.8)	(7.1)
Issuance of new loans and notes	—	6.0
Repayment of loan principal	(6.5)	(12.6)
Payment of lease liabilities	(31.3)	(30.1)
Payment of financing fees	(2.7)	(3.3)
Interest paid	(112.2)	(93.9)
Payment of interest on tax relating to legacy tax audits	—	(9.2)
Payments on settlement of derivatives	—	(0.4)
Net cash used in financing activities	(366.4)	(321.5)
Net increase in cash and cash equivalents	4.6	32.5
Cash and cash equivalents at beginning of period	399.7	366.8
Effect of exchange rate fluctuations	(1.0)	0.4
Cash and cash equivalents at end of period(1)	403.3	399.7

(1)Cash and cash equivalents includes bank overdrafts of nil for the twelve months ended December 31, 2024 ended December 31, 2024 (2023: €13.2 million).

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended December 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three months ended December 31, 2024

€ in millions, except per share data	As reported for the three months ended December 31, 2024	Adjustments		As adjusted for the three months ended December 31, 2024
Revenue	793.4	—		793.4
Cost of sales	(567.5)	—		(567.5)
Gross profit	225.9	—		225.9
Other operating expenses	(115.1)	0.8	(a)	(114.3)
Exceptional items	(19.3)	19.3	(b)	—
Operating profit	91.5	20.1		111.6
Finance income	4.4	—		4.4
Finance costs	(34.6)	3.2		(31.4)
Net financing costs	(30.2)	3.2	(c)	(27.0)
Profit before tax	61.3	23.3		84.6
Taxation	(9.9)	(7.6)	(d)	(17.5)
Profit for the period	51.4	15.7		67.1

Weighted average shares outstanding in millions - basic	158.5	—		158.5
Basic earnings per share in €	0.32			0.42
Weighted average shares outstanding in millions - diluted	159.2	—		159.2
Diluted earnings per share in €	0.32			0.42

(a)Share based payment charge including employer payroll taxes of €0.4 million and a non-operating M&A related costs of €0.4 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2024’ on the next page for a detailed list of exceptional items.
(c)Elimination of €3.2 million of foreign exchange translation losses.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three months ended December 31, 2024

€ in millions	For the three months ended December 31, 2024
Profit for the period	51.4
Taxation	9.9
Net financing costs	30.2
Depreciation and amortization	25.5
Exceptional items:
Business Transformation Program	20.8	(a)
Settlement of legacy matters	(1.5)	(b)
Other Adjustments:
Other add-backs	0.8	(c)
Adjusted EBITDA (d)	137.1

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(c)Represents the elimination of share based payment charge including employer payroll taxes of €0.4 million and elimination of a non-operating M&A related costs of €0.4 million.
(d)Adjusted EBITDA margin of 17.3% for the three months ended December 31, 2024 is calculated by dividing Adjusted EBITDA by Revenue of €793.4 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the three months ended December 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three months ended December 31, 2023

€ in millions, except per share data	As reported for the three months ended December 31, 2023	Adjustments		As adjusted for the three months ended December 31, 2023
Revenue	760.8	—		760.8
Cost of sales	(553.1)	—		(553.1)
Gross profit	207.7	—		207.7
Other operating expenses	(122.6)	5.3	(a)	(117.3)
Exceptional items	(18.4)	18.4	(b)	—
Operating profit	66.7	23.7		90.4
Finance income	6.2	(5.2)		1.0
Finance costs	(26.7)	0.4		(26.3)
Net financing costs	(20.5)	(4.8)	(c)	(25.3)
Profit before tax	46.2	18.9		65.1
Taxation	(21.5)	8.7	(d)	(12.8)
Profit for the period	24.7	27.6		52.3

Weighted average shares outstanding in millions - basic	163.8	—		163.8
Basic earnings per share in €	0.15			0.32
Weighted average shares outstanding in millions - diluted	164.4	—		164.4
Diluted earnings per share in €	0.15			0.32

(a)Share based payment charge including employer payroll taxes of €5.1 million and a non-operating M&A related costs of €0.2 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2023’ on the next page for a detailed list of exceptional items.
(c)Elimination of €4.9 million of foreign exchange translation gains, €0.3 million of interest income on legacy tax audits and €0.4 million of charges relating to the repricing of debt.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three months ended December 31, 2023

€ in millions	For the three months ended December 31, 2023
Profit for the period	24.7
Taxation	21.5
Net financing costs	20.5
Depreciation and amortization	26.2
Exceptional items:
Business Transformation Program	16.6	(a)
Fortenova Group integration costs	2.8	(b)
Settlement of legacy matters	(1.0)	(c)
Other Adjustments:
Other add-backs	5.3	(d)
Adjusted EBITDA (e)	116.6

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(c)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(d)Represents the elimination of share based payment charge including employer payroll taxes of €5.1 million and elimination of a non-operating M&A related costs of €0.2 million.
(e)Adjusted EBITDA margin of 15.3% for the three months ended December 31, 2023 is calculated by dividing Adjusted EBITDA by Revenue of €760.8 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2024

€ in millions, except per share data	As reported for the twelve months ended December 31, 2024	Adjustments		As adjusted for the twelve months ended December 31, 2024
Revenue	3,099.8	—		3,099.8
Cost of sales	(2,182.0)	—		(2,182.0)
Gross profit	917.8	—		917.8
Other operating expenses	(461.3)	11.7	(a)	(449.6)
Exceptional items	(69.5)	69.5	(b)	—
Operating profit	387.0	81.2		468.2
Finance income	30.1	(20.1)		10.0
Finance costs	(139.2)	21.0		(118.2)
Net financing costs	(109.1)	0.9	(c)	(108.2)
Profit before tax	277.9	82.1		360.0
Taxation	(50.8)	(20.4)	(d)	(71.2)
Profit for the period	227.1	61.7		288.8

Weighted average shares outstanding in millions - basic	161.5	—		161.5
Basic earnings per share in €	1.41			1.79
Weighted average shares outstanding in millions - diluted	162.2	—		162.2
Diluted earnings per share in €	1.40			1.78

(a)Share based payment charge including employer payroll taxes of €10.4 million and non-operating M&A related costs of €1.3 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2024’ on the next page for a detailed list of exceptional items.
(c)Elimination of €14.4 million of net gains on repricing of debt, a €5.7 million gain from the reversal of an impairment loss on a short-term investment, €20.6 million of foreign exchange translation losses and €0.4 million of losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2024 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2024

€ in millions	For the twelve months ended December 31, 2024
Profit for the period	227.1
Taxation	50.8
Net financing costs	109.1
Depreciation and amortization	96.9
Exceptional items:
Business Transformation Program	68.0	(a)
Settlement of legacy matters	1.5	(b)
Other Adjustments:
Other add-backs	11.7	(c)
Adjusted EBITDA (d)	565.1

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(c)Represents the elimination of share based payment charge including employer payroll taxes of €10.4 million and elimination of non-operating M&A related costs of €1.3 million.
(d)Adjusted EBITDA margin of 18.2% for the twelve months ended December 31, 2024 is calculated by dividing Adjusted EBITDA by Revenue of €3,099.8 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve months ended December 31, 2023

€ in millions, except per share data	As reported for the twelve months ended December 31, 2023	Adjustments		As adjusted for the twelve months ended December 31, 2023
Revenue	3,044.5	—		3,044.5
Cost of sales	(2,185.8)	—		(2,185.8)
Gross profit	858.7	—		858.7
Other operating expenses	(445.8)	27.1	(a)	(418.7)
Exceptional items	(72.5)	72.5	(b)	—
Operating profit	340.4	99.6		440.0
Finance income	22.8	(17.0)		5.8
Finance costs	(109.6)	7.5		(102.1)
Net financing costs	(86.8)	(9.5)	(c)	(96.3)
Profit before tax	253.6	90.1		343.7
Taxation	(60.9)	(8.0)	(d)	(68.9)
Profit for the period	192.7	82.1		274.8

Weighted average shares outstanding in millions - basic	170.6	—		170.6
Basic earnings per share in €	1.13			1.61
Weighted average shares outstanding in millions - diluted	171.2	—		171.2
Diluted earnings per share in €	1.13			1.61

(a)Share based payment charge including employer payroll taxes of €26.1 million and non-operating M&A related costs of €1.0 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2023’ on the next page for a detailed list of exceptional items.
(c)Elimination of €16.7 million of net gains on repricing of debt, €3.5 million of interest cost on tax relating to legacy tax audits, €3.0 million of foreign exchange translation losses, €1.0 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2023 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2023

€ in millions	For the twelve months ended December 31, 2023
Profit for the period	192.7
Taxation	60.9
Net financing costs	86.8
Depreciation and amortization	95.0
Exceptional items:
Information Technology Transformation program	0.6	(a)
Business Transformation Program	68.4	(b)
Fortenova Group integration costs	4.3	(c)
Settlement of legacy matters	(0.8)	(d)
Other Adjustments:
Other add-backs	27.1	(e)
Adjusted EBITDA (f)	535.0

(a)Expenses associated with the Information Technology Transformation program, which are primarily professional fees. The program was completed in 2023.
(b)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(c)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(d)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(e)Represents the elimination of share based payment charge including employer payroll taxes of €26.1 million and elimination of non-operating M&A related costs of €1.0 million.
(f)Adjusted EBITDA margin of 17.6% for the twelve months ended December 31, 2023 is calculated by dividing Adjusted EBITDA by Revenue of €3,044.5 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth to Organic Revenue Growth for the three and twelve month periods ended December 31, 2024.
Year on Year Growth - December 31, 2024 compared with December 31, 2023:

	Three months ended December 31, 2024	Twelve months ended December 31, 2024
	YoY change	YoY change
Reported Revenue Growth	4.3%	1.8%

Of which:
Organic Revenue Growth/(Decline)	3.1%	1.0%
Translational FX (a)	1.2%	0.8%
Total	4.3%	1.8%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported net cash flows from operating activities to Adjusted free cash flow (unaudited)
The following table is a reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the twelve months ended December 31, 2024.
Twelve months ended December 31, 2024

€ in millions	Twelve months ended December 31, 2024
Net cash flows from operating activities	435.4
Add back:
Cash flows relating to exceptional items (a)	67.7
Employer taxes related to share based payments (b)	1.6
Non-operating M&A costs (c)	1.2
Deduct:
Capital expenditure (d)	(80.3)
Net interest paid	(102.0)
Payment of lease liabilities (e)	(31.3)
Adjusted free cash flow	292.3

Adjusted profit for the period	288.8
Adjusted free cash flow as % adjusted profit for the period	101%

(a)Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows.
(b)Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows.
(c)Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows.
(d)Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows.
(e)These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2025 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth for 2025; (ii) its ability to generate strong top and bottom-line growth and superior shareholder returns; (iii) its cash generation, growth and success in 2025 and beyond; (iv) its ability to outperform its industry peers; and (v) its ability to deliver ten consecutive years of sales and Adjusted EBITDA growth.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.